FORM RW

(Withdrawal registration statements and amendments filed under the Securities Act of 1933)

T. Rowe Price International Funds, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

August 8, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Daniel Greenspan, Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  Request to Withdraw Registration Statement on Form N-14

 File No.: 333-279782; Accession No. 0001741773-24-002485

 T. Rowe Price International Funds, Inc.

 on behalf of the following series:

 T. Rowe Price Emerging Markets Bond Fund (the “Acquiring Fund”)

 and

 T. Rowe Price Global Funds, Inc.

on behalf of the following series:
 T. Rowe Price Institutional Emerging Markets Bond Fund (the “Acquired Fund”)

Dear Mr. Greenspan:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the T. Rowe Price International Funds, Inc. (the “Acquiring Fund’s Registrant”), on behalf of the Acquiring Fund, and T. Rowe Price Global Funds, Inc. (the “Acquired Fund’s Registrant”), on behalf of the Acquired Fund, hereby respectfully request (a) the immediate withdrawal of a registration statement submitted pursuant to Form N-14 (File No.: 333-279782; Accession No. 0001741773-24-002485), together with all exhibits and amendments thereto, (the “N-14 Registration Statement”) and (b) that the Commission issue an order granting the withdrawal of the N-14 Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter.

On May 29, 2024, the N-14 Registration Statement was filed on behalf of the Acquiring Fund. Within the Form N-14 Edgar submission template, the Acquired Fund’s Registrant was designated as a Co-Registrant. The N-14 Securities Act File No. assigned to the N-14 Registration Statement was File No. 333-279782.

The Acquiring Fund’s Registrant and the Acquired Fund’s Registrant are now filing Form RW to request withdrawal of the N-14 Registration Statement (File No. 333-279782). After the withdrawal of the N-14 Registration Statement, the Acquiring Fund’s Registrant intends to file a registration statement on Form N-14 excluding a Co-Registrant. This filing will generate a new Securities 1933 Act File Number, which will subsequently be used to file Correspondence and a Request for Acceleration.

Please direct any questions or comments concerning this request for withdrawal to Brian R. Poole at 410-345-6646.

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.